                    NATIONAL CONVENIENCE STORES INCORPORATED
                                100 WAUGH DRIVE
                              HOUSTON, TEXAS 77007

                             INFORMATION STATEMENT

                        PURSUANT TO SECTION 14(F) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed by National Convenience Stores Incorporated (the "Company"), on or about December 1, 1995 to holders of record as of November 29, 1995 of shares of the Company's common stock, par value $.01 per share ("Common Stock"), in connection with the designation by Diamond Shamrock, Inc. ("Diamond Shamrock") of persons to be elected to the Board of Directors of the Company (the "Board") other than at a meeting of the Company's stockholders, in accordance with the Agreement and Plan of Merger, dated as of November 8, 1995, among Diamond Shamrock, Diamond Shamrock's wholly owned subsidiary, Shamrock Acquisition Corp. (the "Purchaser"), and the Company (the "Merger Agreement").

     This Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE NOT REQUIRED TO TAKE ANY ACTION AT THIS TIME. HOWEVER, YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote in the election of directors of the Company. As of November 29, 1995, (i) 6,090,390 shares of Common Stock were outstanding, (ii) 775,000 shares of Common Stock were reserved for issuance upon the exercise of options (the "Options") outstanding under the Company's 1993 Non-Qualified Stock Option Plan (the "Option Plan"), and (iii) 1,349,610 shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants to purchase Common Stock (the "Warrants") issued pursuant to the Warrant Agreement, dated March 9, 1993 (the "Warrant Agreement"), between the Company and Boatmen's Trust Company, as Warrant Agent.

     The information contained in this Information Statement concerning Diamond Shamrock, the Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by Diamond Shamrock and the Purchaser.

                                MERGER AGREEMENT

     Pursuant to the Merger Agreement, on November 14, 1995, the Purchaser commenced a cash tender offer (the "Offer") to acquire (i) all of the outstanding shares of the Common Stock (together with the associated rights to purchase preferred stock of the Company (the "Rights")) for $27.00 per share of Common Stock (and the associated Right) and (ii) all outstanding Warrants for $9.25 per Warrant, in each case, net to the seller (pre-tax) in cash, without interest thereon. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer, that number of shares of Common Stock and Warrants representing at least two-thirds of the total number of outstanding shares of Common Stock on a fully diluted basis.

     The Merger Agreement provides that, after the completion of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation. Each then-outstanding share of Common Stock (other than shares of Common Stock owned by Diamond Shamrock, the Purchaser or any other direct or indirect subsidiary of Diamond Shamrock or held in the treasury of the Company, all of which will be cancelled, and shares of Common Stock held by stockholders who comply with all of the relevant provisions of Article IX of the Company's Restated Certificate of Incorporation (the "Company Charter") and who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive $27.00 per share of Common Stock, or any higher price per share of Common Stock paid pursuant to the Offer, without interest thereon, net to the holder (pre-tax) in cash (the "Merger Consideration"). Pursuant to the terms of the Warrant Agreement, each then-outstanding Warrant will remain outstanding and holders of Warrants will have the right to obtain upon exercise of each Warrant and payment of the exercise price therefor, in lieu of the one share of Common Stock theretofore issuable upon exercise of such Warrant, the Merger Consideration, without interest thereon, net to the holder (pre-tax) in cash.

     The Merger Agreement also provides that, upon the Purchaser's acceptance for payment of shares of Common Stock and Warrants tendered pursuant to the Offer, the Purchaser will be entitled, subject to compliance with applicable law and the Company Charter, to designate at its option up to that number of members, rounded up to the nearest whole number, of the Board as will make the percentage of the Company's directors designated by the Purchaser equal to the percentage of outstanding shares of Common Stock held by Diamond Shamrock and any of its wholly owned subsidiaries, and the Company has agreed that it will, upon the request of the Purchaser, promptly increase the size of the Board and/or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable the persons designated by Diamond Shamrock to be so elected, subject to Section 14(f) of the Exchange Act. However, prior to the Effective Time (as defined in the Merger Agreement), the Company will use its reasonable best efforts to assure that the Board has at least two members who were directors of the Company as of November 8, 1995. At such times, the Company will use its reasonable best efforts, subject to any limitations imposed by applicable laws or rules of the New York Stock Exchange, Inc. (the "NYSE"), to cause the Purchaser's designees to constitute the same percentage as such persons represent on the Board of (i) each committee of the Board, (ii) each board of directors or board of management of each Subsidiary (as defined in the Merger Agreement) of the Company, and (iii) each committee of each such board.

     The Purchaser's ownership of 66 2/3% of the outstanding Common Stock would entitle it to be represented by six of the eight members of the Board pursuant to the above-described provision. Diamond Shamrock has designated six persons (Roger R. Hemminghaus, W. Paul Eisman, Timothy J. Fretthold, William R. Klesse,
J. Robert Mehall and A.W. O'Donnell) (collectively, the "Purchaser Designees") to be elected to the Board as promptly as practicable following the completion of the Offer, but in any event, not prior to December 14, 1995 (the "Election Date"). See "Information with Respect to Purchaser Designees." The Company has advised Diamond Shamrock that it expects six current directors (Charles J. Luellen, Raymond W. Oeland, Jr., Lionel Sosa, Richard C. Steadman, Robert B. Stobaugh and William Key Wilde) (collectively, the "Resigning Directors") to submit their resignations from the Board, effective as of the Election Date, while V.H. Van Horn and Dunbar N. Chambers, Jr. are expected to continue to serve on the Board (the "Continuing Directors"). See "The Board of Directors and Executive Officers -- Directors of the Company." Effective upon the resignations of the Resigning Directors, the Continuing Directors intend to elect the Purchaser Designees to the Board to fill the vacancies created thereby. As a result of the foregoing, on the Election Date, the Board will consist of the six Purchaser Designees and the two Continuing Directors, and the Purchaser Designees will constitute the quorum of the Board required by the Company's Restated By-Laws (the "By-Laws").

                 THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     GENERAL. The By-Laws provide that the number of directors shall be fixed by the Board and shall be no more than eight. The Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal. The Board currently consists of eight members and there are currently no vacancies on the Board. There are four directors whose terms will expire at the Company's Annual Meeting of Stockholders in 1995 (which meeting has been postponed indefinitely by Board action on September 18, 1995), two directors whose terms will expire at the Company's Annual Meeting of Stockholders in 1996 and two directors whose terms will expire at the Company's Annual Meeting of Stockholders in 1997.

     On August 11, 1995, the Company received from The Circle K Corporation ("Circle K"), which had previously made a proposal to acquire the Company, a notice that, in connection with the Company's next annual meeting of stockholders, Circle K would propose an amendment to the By-Laws that would increase

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

the number of directors of the Company from eight to seventeen and would nominate a slate of nine candidates for election as directors of the Company. The Company also received notice from Bedford Falls Investors, L.P., a stockholder of the Company, that it intended to nominate four persons for election as directors of the Company, to propose, in effect, an amendment to the By-Laws to increase the number of directors to be elected at the next annual meeting to five and to nominate a person for election to fill the additional directorship.

     DIRECTORS OF THE COMPANY. The following table sets forth certain information with respect to each of the current directors of the Company. Unless otherwise indicated, each such person has held the principal occupation listed opposite his name for at least the past five years.

                                                   PRESENT PRINCIPAL OCCUPATION OR MATERIAL
               NAME                    AGE        POSITIONS HELD DURING THE PAST FIVE YEARS
-----------------------------------    ---     ------------------------------------------------
V. H. Van Horn.....................    57      Mr. Van Horn is a director and President and
                                               Chief Executive Officer of the Company. Mr. Van
                                               Horn also serves as a director of Southdown,
                                               Inc., a cement and ready-mixed concrete company
                                               located in Houston, Texas. He has been a
                                               director of the Company since 1975.

Dunbar N. Chambers, Jr.(1).........    60      Mr. Chambers is Chairman of the Board of
                                               Directors of Chambco, Inc., which, through its
                                               subsidiaries and related investments, engages in
                                               real estate investment, development and
                                               management, ranching and other investments. He
                                               has been a director of the Company since 1964.

Charles J. Luellen(1)(2)...........    65      Mr. Luellen served, until his retirement in
                                               1992, as President and Chief Operating Officer
                                               of Ashland Oil, Inc. in Ashland, Kentucky. Mr.
                                               Luellen also serves as a director of Tosco
                                               Corp., a refining corporation. He has been a
                                               director of the Company since 1993.

Raymond W. Oeland, Jr.(3)..........    60      Mr. Oeland is a private investor. He has been a
                                               director of the Company since 1959.

Lionel Sosa(3).....................    56      Mr. Sosa has, since January 1994, served as
                                               Chairman of D'Arcy, Masius, Benton & Bowles,
                                               Inc., an advertising firm located in San
                                               Antonio, Texas. Prior to January 1994, Mr. Sosa
                                               served as Chairman and Chief Executive Officer
                                               of Sosa, Bromley, Aguilar & Associates in San
                                               Antonio, Texas for more than five years. Mr.
                                               Sosa also serves as a director of Bank of
                                               America, Texas, a subsidiary of Bank of America
                                               National Trust and Savings Association, N.A. He
                                               has been a director of the Company since 1993.

Richard C. Steadman(1).............    63      Mr. Steadman serves as Chairman of the Company's
                                               Board of Directors and is a private investor.
                                               Mr. Steadman also serves as a director of
                                               Storage Technology Corporation, a manufacturer
                                               of storage devices for mainframe computers
                                               located in Louisville, Colorado. He has been a
                                               director of the Company since 1969.

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

                                                   PRESENT PRINCIPAL OCCUPATION OR MATERIAL
               NAME                    AGE        POSITIONS HELD DURING THE PAST FIVE YEARS
-----------------------------------    ---     ------------------------------------------------
Robert B. Stobaugh(2)(3)...........    67      Mr. Stobaugh is a Professor of Business
                                               Administration at the Harvard University
                                               Graduate School of Business Administration. Mr.
                                               Stobaugh is also a director of Ashland Oil, Inc.
                                               in Ashland, Kentucky, as well as a Director of
                                               American International Petroleum Corporation in
                                               New York, New York. He has been a director of
                                               the Company since 1973.

William Key Wilde(1)...............    62      Mr. Wilde is a partner in the law firm of
                                               Bracewell & Patterson, L.L.P. in Houston, Texas.
                                               He has been a director of the Company since
                                               1959.

---------------

(1) Member of the Compensation Committee of the Board.

(2) Member of the Nominating Committee of the Board.

(3) Member of the Audit Committee of the Board.

     EXECUTIVE OFFICERS OF THE COMPANY. The name, age, present principal occupation or employment and the material occupation, positions, offices, or employments for the past five years of each of the current executive officers of the Company are set forth below.

         NAME AND POSITION             AGE                   BUSINESS EXPERIENCE
-----------------------------------    ---     ------------------------------------------------
V.H. Van Horn......................    57      Mr. Van Horn has been a director and President
                                               and Chief Executive Officer of the Company since
                                               February 1975 and an employee of the Company
                                               since March 1966. Mr. Van Horn also serves as a
                                               director of Southdown, Inc., a cement and
                                               concrete manufacturing company in Houston,
                                               Texas.

A.J. Gallerano.....................    53      Mr. Gallerano has been Senior Vice President,
                                               General Counsel and Secretary of the Company
                                               since September 1989. Mr. Gallerano was Vice
                                               President, General Counsel and Secretary of the
                                               Company from October 1979 to August 1989.

Arnold Van Zanten..................    53      Mr. Van Zanten has been Senior Vice President --
                                               Administration of the Company since May 1992.
                                               Mr. Van Zanten was Vice President -- Systems of
                                               the Company from April 1989 to April 1992.

C.R. Wortham, Jr...................    56      Mr. Wortham has been Senior Vice
                                               President -- Real Estate and Gasoline of the
                                               Company since August 1989. Mr. Wortham was Vice
                                               President -- Real Estate and Gasoline of the
                                               Company from July 1988 to July 1989 and Vice
                                               President -- Real Estate of the Company from
                                               June 1985 to June 1988.

Brian Fontana......................    37      Mr. Fontana has been Vice President -- Chief
                                               Financial Officer of the Company since December
                                               1993. Mr. Fontana was Vice President and
                                               Treasurer of the Company from August 1993 to
                                               November 1993, Treasurer of the Company from
                                               February 1992 to July 1993 and Assistant
                                               Treasurer of the Company from April 1990 to
                                               February 1992.

         NAME AND POSITION             AGE                   BUSINESS EXPERIENCE
-----------------------------------    ---     ------------------------------------------------
Douglas B. Binford.................    51      Mr. Binford has been Vice President -- Marketing
                                               of the Company since November 1994. Mr. Binford
                                               was Senior Vice President of Sales and
                                               Merchandising for Red Food Stores Incorporated
                                               (a grocery store chain) from July 1989 through
                                               October 1994.

Janice E. Bryant...................    44      Ms. Bryant has been Vice President -- Controller
                                               since February 1995. Ms. Bryant was Vice
                                               President and Controller of Continental
                                               Airlines, Inc. from August 1993 through January
                                               1995 and served as Controller and in various
                                               other positions with Continental Airlines
                                               Holdings, Inc. (formerly Texas Air Corporation,
                                               an airline holding company) from October 1981
                                               through July 1993.

     MEETINGS AND COMMITTEES OF THE BOARD. The Board conducted six meetings during fiscal 1995, four of which were regular meetings and two of which were special meetings of the Board. Each of the directors attended at least 75% of the meetings of the Board and any Committee of the Board except Mr. Wilde who attended 50% of the Board meetings. The Board has established the following committees and retains the authority to establish additional committees from time to time.

     The Audit Committee, which met four times during fiscal 1995, reviews the Company's financial statements periodically with the Company's independent public accounts, determines the effectiveness of the audit effort through meetings with the Company's independent public accountants, monitors the effectiveness of the Company's internal controls and financial accounting functions and reports to the Board on its activities and its recommendations.

     The Compensation Committee evaluates on an annual basis the performance of the Company's senior management, structures appropriate compensation arrangements for senior management and makes reports to the Board as to its findings and formulations of compensation arrangements for senior management. During fiscal 1995, the full Board (excluding Mr. Van Horn) performed the functions normally delegated to the Compensation Committee.

     The Nominating Committee, which was formed in March 1993 pursuant to the Company's Fourth Amended and Restated Joint Plan of Reorganization (the "Plan of Reorganization") and operates pursuant to the provisions of the Plan of Reorganization, nominates candidates for election to the Board. The Nominating Committee met two times in fiscal 1995.

     DIRECTORS' COMPENSATION. The Company pays each outside director of the Company an annual fee of $36,300. An additional fee of $42,350 is paid to the Chairman of the Board. Fees payable to directors serving less than the entire fiscal year are prorated. The Company also reimburses travel and related expenses incurred by directors in attending meetings of the Board. No director receives additional compensation for serving on committees of the Board or for attending meetings of the Board or such committees.

     The Company maintains a Directors' Retirement Plan, which was amended and restated effective August 31, 1995 (the "Directors' Retirement Plan"). Prior to the amendment, non-employee directors were generally entitled to be paid an annual retirement benefit equal to two-thirds of the annual fee paid by the Company to its directors for serving on the Board. The August 31, 1995 amendment increased the retirement benefit for non-employee directors to 100% of the current amount of the Company's directors' annual fees and eliminated a provision that, in general, had prevented directors from collecting retirement benefits prior to attaining 70 years of age. Benefits under the Directors' Retirement Plan commence on the director's retirement from service on the Board, and continue, in general, for a period of time equal to the period of time such individual served as a director of the Company. To fund the benefits payable under the Directors' Retirement Plan, the Company has established an irrevocable trust for the benefit of the non-employee directors participating in such Plan. Immediately prior to a Change in Control (as defined in the Directors'

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

Retirement Plan), the Company is required to contribute to the irrevocable trust an amount sufficient to pay all benefits under the Directors' Retirement Plan calculated as of the day prior to the Change in Control. The consummation of the Offer will constitute a Change in Control for the purposes of the Directors' Retirement Plan.

     Pursuant to the Option Plan, each outside director of the Company who was serving as such on the date 180 days after confirmation of the Plan of Reorganization, received Options to purchase 15,000 shares of Common Stock at an exercise price of $10.50 per share, and such Options were granted to such persons on August 25, 1993. Two-thirds of such Options were vested and became exercisable as of August 25, 1995, and the remainder will vest and become exercisable on August 25, 1996 or upon an earlier Change of Control (as defined in the Option Plan) of the Company. The consummation of the Offer will constitute a Change of Control for the purposes of the Option Plan.

     The Merger Agreement provides that all Options outstanding under the Option Plan, whether or not exercisable, will, subject to the prior written approval of the optionee, be canceled and each optionee will be entitled to receive promptly after the acceptance of shares of Common Stock and Warrants for payment in the Offer, in cancellation and settlement of such Option, a cash payment from the Company in an amount equal to the difference between the price per share paid in the Offer and the per share exercise price of such Option, multiplied by the number of shares of Common Stock covered by such Option. Pursuant to the provisions of the Option Plan, the Company has given notice to each holder of Options, including the directors noted above, that such Options have become currently exercisable and that, pursuant to the Merger Agreement, the Board has fixed the Effective Time as the date on which Options granted under the Option Plan which are not canceled as provided in the preceding sentence will terminate pursuant to the Option Plan.

     Effective August 31, 1995, the Company entered into agreements with each non-employee director of the Company (the "Director Agreements"). Each Director Agreement, in general, provides that in the event any payment or distribution by the Company or any of its affiliates to or for the benefit of the director is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will pay to the director an additional payment or payments in an amount sufficient to make such director whole for any such tax and for any excise and other tax imposed on any such additional payment or payments.

     The directors and executive officers of the Company have entered into indemnification agreements whereby the Company has agreed to indemnify such persons and advance expenses as provided in such agreements to the fullest extent permitted by applicable law.

     COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT. Section 16(a) of the Exchange Act requires the Company's directors, executive officers and any persons holding more than 10% of the Common Stock to file reports of ownership of the Common Stock and any subsequent changes in that ownership with the Securities and Exchange Commission (the "Commission"). During fiscal 1995, Mr. Steadman was late filing the Form 4 reporting (i) the acquisition of 79 shares of Common Stock as a creditor under the Company's bankruptcy and (ii) the acquisition of 4,800 Warrants to purchase Common Stock. Mr. Stobaugh was late filing the Form 4 reporting the acquisition of 82 shares of Common Stock as a creditor under the Company's bankruptcy. Mr. Chambers was late filing the Form 4 reporting the acquisition of 17 shares of Common Stock as a creditor under the Company's bankruptcy. All other filings were satisfied on a timely basis during fiscal 1995. In making these disclosures, the Company has relied solely on written statements of its directors and executive officers and copies of the reports filed with the Commission.

     CERTAIN TRANSACTIONS AND RELATIONSHIPS. Mr. Wilde, a director of the Company, is a partner of Bracewell & Patterson, L.L.P. a law firm in Houston, Texas retained by the Company from time to time.

     During fiscal 1994, the Company made two three-year unsecured loans in the aggregate amount of $300,000 (the "Prior Loans") with interest payable at 8 1/2% annually to Mr. Van Horn. On August 31, 1995, the Company and Mr. Van Horn entered into a Promissory Note (the "Note") in renewal, replacement and rearrangement of the Prior Loans. The Note was in the principal amount of $194,717.70 (the balance of the Prior Loans as a result of payments by Mr. Van
Horn) and bore interest at 9% annually. Accrued interest was

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

payable monthly beginning October 1, 1995 until August 31, 1996, when all then unpaid principal and accrued interest would have been due and payable. Mr. Van Horn paid the Note in full on September 25, 1995.

                         EXECUTIVE OFFICER COMPENSATION

     The following table sets forth information concerning all compensation for services rendered in all capacities to the Company during the fiscal years indicated for the chief executive officer and the four other most highly compensated executive officers of the Company who were serving as such on June 30, 1995 (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION              LONG-TERM
                                                  ------------------------------------    COMPENSATION
               NAME AND                 FISCAL                            OTHER ANNUAL    ------------       ALL OTHER
          PRINCIPAL POSITION             YEAR      SALARY      BONUS      COMPENSATION     OPTIONS(2)     COMPENSATION(3)
--------------------------------------  ------    --------    --------    ------------    ------------    ---------------
V. H. Van Horn........................   1995     $418,461    $504,000         (1)                 0          $75,600
President and Chief                      1994      400,000     133,000         (1)                 0           20,578
Executive Officer                        1993      400,000     200,000         (1)           150,000                0

A. J. Gallerano.......................   1995     $190,400    $194,922         (1)                 0          $29,238
Senior Vice President,                   1994      182,000      67,760         (1)                 0            5,759
General Counsel and Secretary            1993      182,000     103,980         (1)            60,000                0
C. R. Wortham, Jr. ...................   1995     $183,077    $187,425         (1)                 0          $28,114
Senior Vice President --                 1994      175,000      81,500         (1)                 0            7,500
Real Estate and Gasoline                 1993      172,405      99,750         (1)            60,000                0

Arnold Van Zanten.....................   1995     $162,154    $166,005         (1)                 0          $24,901
Senior Vice President --                 1994      155,000     102,900         (1)                 0           11,685
Administration                           1993      155,000      88,350         (1)            60,000                0

Brian Fontana.........................   1995     $130,769    $111,563         (1)                 0          $16,734
Vice President -- Chief                  1994      115,519      86,200         (1)                 0           10,763
Financial Officer                        1993       89,234      16,200         (1)            30,000                0

---------------

(1) The officers receive certain perquisites such as car allowances and insurance benefits; however, the value of such perquisites did not exceed the lesser of $50,000 or 10% of the officer's salary and bonus.

(2) All Options granted during fiscal 1993 were granted pursuant to the Option Plan, which was implemented pursuant to the Plan of Reorganization.

(3) The amounts presented as "All Other Compensation" include the amounts the Company contributed or accrued for the accounts of the executive officers in connection with (i) the defined contribution feature of the Company's Officers' Retirement Plan (see "Benefit Plans -- Officers' Retirement Plan") and (ii) the Company's 401(k) Profit Sharing Plan (see "Benefit
    Plans -- Profit Sharing Plan").

     OTHER COMPENSATION -- OPTION PLAN. The Option Plan provides for the issuance of Options to purchase up to a maximum of 900,000 shares of Common Stock to directors, management employees (including officers) and other key employees of the Company. The Option Plan is administered by the Board. Pursuant to the Company's Plan of Reorganization and the Option Plan, Options covering a total of 865,000 shares of Common Stock had been granted to employees and directors of the Company as of June 30, 1995, each of which grants was subject to a three-year vesting schedule. Any such Options not already vested will vest upon a Change of Control (as defined in the Option Plan) of the Company. No Options were granted to any of the named executive officers during fiscal 1995. With respect to the treatment of the Options under the Merger Agreement and certain related actions which result in all Options being currently exercisable, see "The Board of Directors and Executive Officers -- Directors' Compensation."

     The following table sets forth certain information concerning the exercise in fiscal 1995 of Options by the named executive officers and the unexercised Options held by such individuals at June 30, 1995.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                              NUMBER OF                                                   VALUE OF UNEXERCISED
                               SHARES                       NUMBER OF UNEXERCISED              OPTIONS AT
                             ACQUIRED ON      VALUE       OPTIONS AT JUNE 30, 1995          JUNE 30, 1995(2)
            NAME             EXERCISE(1)     REALIZED     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
----------------------------------------     --------     -------------------------     -------------------------
V. H. Van Horn...............      0            $0              100,000/50,000            $212,500/$106,250
A. J. Gallerano..............      0            $0               40,000/20,000             $85,000/$42,500
C. R. Wortham, Jr............      0            $0               40,000/20,000             $85,000/$42,500
Arnold Van Zanten............      0            $0               40,000/20,000             $85,000/$42,500
Brian Fontana................      0            $0               20,000/10,000             $42,500/$21,250

---------------

(1) Exercise price for each Option is $10.50.

(2) The value of options at June 30, 1995 has been calculated based on the closing price of the Common Stock on the NYSE on June 30, 1995 as reported in The Wall Street Journal ($12 5/8) less the relevant exercise price per share, multiplied by the relevant number of shares. On November 30, 1995, the closing price of the Common Stock on the NYSE was $26 7/8 per share. As noted above, all of such Options are currently exercisable.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The members of the Compensation Committee during the year ended June 30, 1995 were Messrs. Chambers, Luellen, Steadman and Wilde, none of whom is an employee of the Company. Mr. Wilde is a member of Bracewell & Patterson, L.L.P., a law firm in Houston, Texas retained by the Company from time to time. During fiscal 1995, the full Board (with Mr. Van Horn, abstaining from voting on compensation decisions) performed the functions normally delegated to the Compensation Committee.

                                 BENEFIT PLANS

     OFFICERS' RETIREMENT PLAN. The Company maintains an Officers' Retirement Plan which was amended and restated effective August 31, 1995 (the "Officers' Retirement Plan"). Participation in the Officers' Retirement Plan is limited to management personnel who have a significant impact upon the formulation of the Company's policies and its profitability. Pension benefits under the Officers' Retirement Plan are determined primarily by the average of the highest three of the last five years compensation and credited years of service, up to a maximum of 30 years. The following table shows estimated annual pension benefits payable upon retirement in specified compensation and years of service classifications, assuming retirement at age 65.

                                                               YEARS OF SERVICE
 AVERAGE                             --------------------------------------------------------------------
EARNINGS                                5           10          15          20          25          30
---------                            --------    --------    --------    --------    --------    --------
$ 200,000.........................   $ 20,000    $ 40,000    $ 60,000    $ 80,000    $100,000    $120,000
   400,000........................     40,000      80,000     120,000     160,000     200,000     240,000
   600,000........................     60,000     120,000     180,000     240,000     300,000     360,000
   800,000........................     80,000     160,000     240,000     320,000     400,000     480,000
 1,000,000........................    100,000     200,000     300,000     400,000     500,000     600,000
 1,200,000........................    120,000     240,000     360,000     480,000     600,000     720,000

     The compensation covered by the Officers' Retirement Plan is the officer's salary plus any bonuses as reported in the Summary Compensation Table. The estimated credited years of service for each of the named executive officers are as follows: Mr. Van Horn: 30 years; Mr. Gallerano: 16 years; Mr. Wortham: 17 years; Mr. Van Zanten: 14 years; and Mr. Fontana: 5 years. The basis on which pension benefits are computed at a participant's retirement at age 65 is joint-life annuity amounts for married participants and single-life annuity amounts for single participants. The pension benefits shown in the table are not subject to any reduction for Social Security or other offset amounts. The Officers' Retirement Plan permits participants to elect, in advance, to receive a lump sum distribution, or three equal annual installments, at retirement in lieu of the pension benefits otherwise payable over a period of time to such participant.

     Prior to the amendment on August 31, 1995, the Officers' Retirement Plan included a defined contribution feature pursuant to which the Company committed, through June 30, 1995, to contribute an annual amount for the benefit of each participant equal to 15% of such participant's annual bonus, if any (the "Company 15% Bonus Contribution"). For the year ended June 30, 1995, the amounts which the Company contributed for the named executive officers were as follows:
Mr. Van Horn -- $75,600; Mr. Gallerano -- $29,238; Mr. Wortham -- $28,114; Mr.
Van Zanten -- $24,901; and Mr. Fontana -- $16,734.

     Prior to the amendment on August 31, 1995 the Officers' Retirement Plan provided that a participant became fully vested in his pension benefit upon the later to occur of (i) December 15, 1998 or (ii) the participant attaining five years of credited service. Effective August 31, 1995, the Officers' Retirement Plan was amended to provide that participants become fully vested in their pension benefits after five years of credited service. A participant becomes fully vested in the Company 15% Bonus Contribution upon the participant remaining an employee for three years after such contribution is credited to the participant. In addition, upon the occurrence of a Change in Control (as defined in the Officers' Retirement Plan) a participant shall become fully vested in his pension benefit and the Company 15% Bonus Contribution. To fund the benefits payable under the Officers' Retirement Plan, the Company has established an irrevocable trust for the benefit of the officers participating in such plan. Immediately prior to a Change in Control, the Company is required to contribute to the irrevocable trust an amount sufficient to pay all benefits under the Officers' Retirement Plan calculated as of the day prior to the Change in Control. The consummation of the Offer will constitute a Change in Control for the purposes of the Officers Retirement Plan.

     EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS. The Company has entered into an Agreement Amending and Restating Employment Agreement (the "Employment Agreements") with each of the named executive officers.

     The Company's Employment Agreement with Mr. Van Horn relates to his service as President and Chief Executive Officer of the Company, and provides that the Company will pay Mr. Van Horn a minimum salary of $420,000 annually. Mr. Van Horn's Employment Agreement provides for an annual bonus opportunity of not less than $200,000, the amount of which is based on percentages of Mr. Van Horn's annual salary if the Company satisfies certain corresponding earnings levels as determined by the Board for each fiscal year. Additionally, pursuant to his Employment Agreement, Mr. Van Horn is entitled to reimbursement of expenses and to participate in any other bonus plan, profit sharing plan, stock option plan, vacation, retirement benefit, medical and dental benefits, individual or group life insurance plans and other plans, programs, arrangements and policies as are or may be normally and customarily provided by the Company.

     Mr. Van Horn's Employment Agreement expires on June 30, 2000 and may also be terminated by the Company or by Mr. Van Horn on 30 days' written notice. If the Company terminates Mr. Van Horn's Employment Agreement with Cause (as defined in the Employment Agreement) before or after a Change in Control (as defined in the Employment Agreement), or if Mr. Van Horn terminates his Employment Agreement without Good Reason (as defined in the Employment Agreement) or without Good Reason-Change in Control (as defined in the Employment Agreement), the Company will be required to pay Mr. Van Horn in cash in one lump sum within 30 days of the termination date the amount of annual salary earned through such termination date plus all other benefits earned through such date, excluding any bonus. If Mr. Van Horn terminates his Employment Agreement with Good Reason before a Change in Control (as defined in the Employment Agreement) or if the Company terminates his Employment Agreement without Cause before a Change in Control, or if Mr. Van Horn terminates his Employment Agreement with Good Reason-Change in Control, the Company will be required to (i) pay Mr. Van Horn cash within 30 days of the termination date equal to the aggregate amount of the salary and other benefits earned through the termination date and (ii) continue to pay Mr. Van Horn through June 30, 2000
(a) an annual salary of the greater of $420,000 or Mr. Van Horn's salary on his termination date, and (b) an annual bonus equal to the greater of either (1) the average bonus earned by Mr. Van Horn for the two entire annual periods ended on June 30 immediately preceding Mr. Van Horn's termination date or (2) the average bonus earned by Mr. Van

Horn for the two fiscal years of the Company immediately preceding the fiscal year in which a Change in Control occurs. If there is a Change in Control, the Company will be required to pay Mr. Van Horn, in addition to the amounts described above, an amount of bonus calculated in accordance with the Employment Agreement in cash within 30 days of a Change in Control. The consummation of the Offer will constitute a Change in Control for purposes of Mr. Van Horn's Employment Agreement.

     Following the execution of the Merger Agreement, Mr. Hemminghaus informed Mr. Van Horn that Diamond Shamrock would be interested in exploring the possibility of Mr. Van Horn becoming a consultant following the consummation of the Merger to assist Diamond Shamrock in the transition following the Merger and with respect to other matters related to retail marketing. As of November 30, 1995, the specific terms of any such consulting arrangement had not been agreed to by Diamond Shamrock and Mr. Van Horn.

     The Company has entered into Employment Agreements with each of the other named executive officers other than Mr. Van Horn (the "Executives"). Pursuant to such Employment Agreements, the Company employs Mr. Gallerano as Senior Vice President, General Counsel and Secretary at an annual salary commencing July 1, 1995 of $200,000, Mr. Wortham as Senior Vice President-Real Estate and Gasoline at an annual salary commencing July 1, 1995 of $183,750, Mr. Van Zanten as Senior Vice President-Administration at an annual salary commencing July 1, 1995 of $170,000, and Mr. Fontana as Vice President-Chief Financial Officer at an annual salary commencing July 1, 1995 of $150,000.

     The Employment Agreements for the Executives provide for a bonus to be paid to each Executive based on certain percentages of each Executive's annual salary if the Company satisfies certain corresponding earnings levels as determined by the Board for each fiscal year. Additionally, pursuant to the Employment Agreements, each Executive is entitled to reimbursement of expenses and to participate in any other bonus plan, profit sharing plan, stock option plan, vacation, retirement benefit, medical and dental benefits, individual or group life insurance plans and other plans, programs, arrangements and policies as are or may be normally and customarily provided by the Company.

     The Employment Agreements for the Executives each expire on August 31, 1998, but may also be terminated by the Company or by the Executive on 30 days' written notice. If the Company terminates an Employment Agreement with Cause (as defined in the Executive Employment Agreements) or if an Executive terminates an Employment Agreement without Good Reason or without Good Reason-Change in Control (each as defined in the Executive Employment Agreements), the Company will be required to pay the Executive in cash within 30 days of the termination date the amount of annual salary earned through such termination date plus all other benefits earned through such date. If an Executive terminates his Employment Agreement with Good Reason or if the Company terminates his Employment Agreement without Cause, before a Change in Control (as defined in the Executive Employment Agreements), the Company will be required to pay the Executive within 30 days of the termination date a cash amount equal to the aggregate of the full amount of all salary that otherwise would have been paid to the Executive for the remaining term of the Employment Agreement, plus all other benefits earned through the termination date. If an Executive terminates his Employment Agreement with Good Reason-Change in Control, or if the Company terminates his Employment Agreement without Cause on or after the occurrence of a Change in Control, the Company will be required to pay the Executive the amounts described in the preceding sentence as well as a bonus calculated as provided in the Employment Agreements. The consummation of the Offer will constitute a Change in Control for purposes of the Employment Agreements for the Executives.

     The Employment Agreements provide that neither Mr. Van Horn nor the Executives will be liable for any damages resulting from their respective actions if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. The Employment Agreements also provide that if and to the extent that any payment or distribution by the Company or any of its affiliates to or for the benefit of such officer would be subject to any excise tax imposed under Section 4999 of the Code, such officer will receive an additional payment or payments in an amount sufficient to make such officer whole for any such tax and for any excise and other tax imposed on any such payment or payments.

     Assuming a "change in control" of the Company and the termination of all officers and directors occur in mid-December 1995, the aggregate amounts payable over time to the officers of the Company as a group and to its directors (other than Mr. Van Horn) as a group pursuant to bonus plans, retirement plans, severance pay plans and unused vacation plans, as the case may be (excluding any consideration received for Common Stock and Warrants and any cash-out or acceleration of Options but including any "gross-up" payments applicable to "excess parachute payments" pursuant to Section 280G of the Code with respect thereto), would be approximately $14.7 million and $3.3 million, respectively. The amounts actually payable depend on a number of factors, including the effective date of the change in control, the date of each person's termination, policy positions of the Internal Revenue Service and other factors.

     PROFIT SHARING PLAN. The Company has a Section 401(k) profit sharing plan available to all employees eligible under the Code (the "Profit Sharing Plan"). During 1995, the Company made matching contributions at a level equal to 100% of employees' before-tax contributions, up to 3% of salary. The executive officers did not participate in the Profit Sharing Plan during fiscal 1995.

     EMPLOYEE STOCK OWNERSHIP PLAN. In 1985 the Company established an Employee Stock Ownership Plan (the "ESOP"). Pursuant to the Plan of Reorganization, Merrill Lynch Trust Company, as Trustee under the ESOP (the "ESOP Trustee"), received 9,706 shares of Common Stock and 16,179 Warrants. The Company intends to terminate the ESOP and has filed for a ruling from the Internal Revenue Service regarding the tax consequences of the proposed termination. The Company has not yet received such a ruling.

                       BENEFICIAL OWNERSHIP OF SECURITIES

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of November 29, 1995, by (i) all directors,
(ii) each of the named executive officers, and (iii) all directors and executive officers of the Company as a group. Pursuant to the Plan of Reorganization, a number of shares of Common Stock beneficially owned by certain of the Company's creditors were issued to Boatmen's Trust Company ("Boatmen's"), as agent for the beneficial owners of such shares, pending the determination of the number of shares properly allocable to each such creditor (such shares issued to Boatmen's as agent for such creditors referred to herein as the "Creditors' Shares"). As of November 29, 1995, Boatmen's held 373,588 of the Creditor's Shares, constituting approximately 6.1% of the outstanding Common Stock. All information below with respect to beneficial ownership has been furnished to the Company by the respective directors and executive officers.

                                                              AMOUNT AND NATURE OF
                                                              BENEFICIAL OWNERSHIP     PERCENT
                    NAME OF BENEFICIAL OWNER                   OF COMMON STOCK(1)      OF CLASS
    --------------------------------------------------------  --------------------     --------
    V. H. Van Horn..........................................         155,318(2)           2.5
    Dunbar N. Chambers, Jr..................................          15,139(3)             *
    Charles J. Luellen......................................          15,000(4)             *
    Raymond W. Oeland, Jr...................................          15,000(4)             *
    Lionel Sosa.............................................          15,000(4)             *
    Richard C. Steadman.....................................          66,622(5)           1.1
    Robert B. Stobaugh......................................          15,722(4)             *
    William Key Wilde.......................................          18,061(6)             *
    A. J. Gallerano.........................................          60,342(7)             *
    C. R. Wortham, Jr.......................................          60,086(8)             *
    Arnold Van Zanten.......................................          60,117(9)             *
    Brian Fontana...........................................          30,002(10)            *
    All directors and executive officers as a group (14
      persons)..............................................         586,409              8.9

---------------

   * Less than 1%.

                                                   (footnotes on following page)

 (1) Except as otherwise indicated, all such shares of Common Stock are owned with sole voting power and sole investment power. Information with respect to beneficial ownership is based on information furnished to the Company by the individuals named or included in the group, and includes shares of Common Stock that such persons have or within 60 days after November 29, 1995 will have, the right to acquire pursuant to stock options or otherwise.

 (2) Includes (i) 64 shares of Common Stock held by the ESOP Trustee, (ii) 1,292 shares of Common Stock held by Merrill Lynch Trust Company as trustee under the Company's Profit Sharing Plan (the "Profit Sharing Trustee") for Mr. Van Horn's account and as to which he has sole voting power, (iii) seven shares of Common Stock owned by Mr. Van Horn's family members, as to which beneficial ownership is disclaimed, (iv) an aggregate of 833 Warrants, of which 107 Warrants are held by the ESOP Trustee, 507 Warrants are held by the Profit Sharing Trustee and 14 Warrants are held by members of Mr. Van Horn's family, as to which beneficial ownership is disclaimed, and (v) exercisable Options to acquire 150,000 shares of Common Stock at an exercise price of $10.50 per share.

 (3) Includes six Warrants and exercisable Options to acquire 15,000 shares of Common Stock at an exercise price of $10.50 per share.

 (4) Includes exercisable Options to acquire 15,000 shares of Common Stock at an exercise price of $10.50 per share.

 (5) Includes (i) 168 shares of Common Stock and 281 Warrants held by Mr. Steadman's wife, as to which beneficial ownership is disclaimed, (ii) 30,308 Warrants held by Mr. Steadman, (iii) 10,009 shares of Common Stock and 16 Warrants held by Oystercatcher Development, which is wholly owned by Mr. Steadman and his wife, and (iv) exercisable Options to acquire 15,000 shares of Common Stock at an exercise price of $10.50 per share.

 (6) Includes 1,147 shares of Common Stock and 1,914 Warrants held by Graystone Investments, a partnership in which Mr. Wilde is a partner, and exercisable Options to acquire 15,000 shares of Common Stock at an exercise price of $10.50 per share.

 (7) Includes (i) 33 shares of Common Stock held by the ESOP Trustee, (ii) 183 shares of Common Stock held by the Profit Sharing Plan Trustee, (iii) an aggregate of 120 Warrants, of which 55 Warrants are held by the ESOP Trustee and 55 Warrants are held by the Profit Sharing Trustee, and (iv) exercisable Options to acquire 60,000 shares of Common Stock at an exercise price of $10.50 per share.

 (8) Includes (i) 27 shares of Common Stock held by the ESOP Trustee, (ii) 11 shares of Common Stock held by the Profit Sharing Trustee, (iii) an aggregate of 48 Warrants, of which 44 Warrants are held by the ESOP Trustee and four Warrants are held by the Profit Sharing Trustee, and (iv) exercisable Options to acquire 60,000 shares of Common Stock at an exercise price of $10.50 per share.

 (9) Includes (i) seven shares of Common Stock held by the ESOP Trustee, (ii) 54 shares of Common Stock held by the Profit Sharing Trustee, (iii) an aggregate of 41 Warrants, of which 11 Warrants are held by the ESOP Trustee and five Warrants are held by the Profit Sharing Trustee, and (iv) exercisable Options to acquire 60,000 shares of Common Stock at an exercise price of $10.50 per share.

(10) Includes (i) one share of Common Stock held by the ESOP Trustee, (ii) one Warrant held by the ESOP Trustee, and (iii) exercisable Options to acquire 30,000 shares of Common Stock at an exercise price of $10.50 per share.

     To the knowledge of the Company, none of the Purchaser Designees beneficially owns any Common Stock.

     The following table sets forth information concerning the ownership of Common Stock by each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, based on public filings made with the Commission as of November 29, 1995 and certain information supplied to the Company by the persons listed below.

                                                                 AMOUNT AND NATURE
                      NAME AND ADDRESS                        OF BENEFICIAL OWNERSHIP       PERCENT OF
                    OF BENEFICIAL OWNER                         OF COMMON STOCK(1)            CLASS
------------------------------------------------------------  -----------------------       ----------
Merrill Lynch & Co., Inc....................................          351,215(2)               5.7%
Merrill Lynch Phoenix Fund, Inc.
250 Vesey Street
New York, New York 10281
Quaker Capital Management Corporation.......................          355,762(3)               5.8%
The Arrott Building
401 Wood Street, Suite 1300
Pittsburgh, Pennsylvania 15222-1824

---------------

(1) Based upon its review of the facts and circumstances, the Company believes that neither of these positions is subject to the limitations set forth in
    Article V of the Company Charter.

(2) Includes 261,215 shares of Common Stock and 90,000 Warrants held by Merrill Lynch Phoenix Fund, Inc. (the "Phoenix Fund"), a registered investment company. An indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., acts as the general partner of Fund Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, New Jersey, the investment advisor to the Phoenix Fund ("FAM"). Voting and dispositive power with respect to such securities are shared, and the Phoenix Fund, its general partner, FAM and Merrill Lynch & Co., Inc. and its subsidiary, through which such general partner is owned, disclaim beneficial ownership of such securities.

(3) Includes 7,500 shares of Common Stock for which Quaker Capital Management Corporation ("Quaker") has sole voting power and dispositive power. Also includes 348,262 shares of Common Stock owned by various investment advisory clients of Quaker and over which Quaker has discretionary authority and shared voting and dispositive power. Quaker disclaims beneficial ownership of the 348,262 shares of Common Stock which are owned by its clients.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

     The name, age, present principal occupation or employment and the material occupations, positions, offices or employments for the past five years of each Purchaser Designee are set forth below. Unless otherwise indicated, each such person has held the principal occupation or employment listed opposite his name for at least the past five years.

                                                   PRESENT PRINCIPAL OCCUPATION OR MATERIAL
               NAME                    AGE        POSITIONS HELD DURING THE PAST FIVE YEARS
-----------------------------------    ---     ------------------------------------------------
Roger R. Hemminghaus...............    59      Mr. Hemminghaus is Chairman of the Board,
                                               President and Chief Executive Officer of Diamond
                                               Shamrock. He served as President of the refining
                                               and marketing unit of Diamond Shamrock's
                                               predecessor from March 1985 until April 1987.
                                               Mr. Hemminghaus is a director of Luby's
                                               Cafeterias, Inc. and Southwestern Public Service
                                               Co. and is the Deputy Chairman of the board of
                                               directors of the Federal Reserve Bank of Dallas.

W. Paul Eisman.....................    40      Mr. Eisman became Vice President and Group
                                               Executive -- Manufacturing of Diamond Shamrock
                                               in June 1995. During the five years prior to
                                               that time, Mr. Eisman served in various
                                               positions with Diamond Shamrock, including
                                               Director -- Crude Oil Supply, Assistant to the
                                               Chairman and Plant Manager of the McKee
                                               Refinery.

Timothy J. Fretthold...............    46      Mr. Fretthold is Senior Vice President and
                                               General Counsel of Diamond Shamrock. He served
                                               as a Group Vice President and General Counsel of
                                               Diamond Shamrock from April 1987 to June 1989
                                               and as Senior Vice President/Group Executive and
                                               General Counsel from June 1989 through February
                                               1995.

William R. Klesse..................    49      Mr. Klesse is Executive Vice President of
                                               Diamond Shamrock. He served as Group Vice
                                               President -- Development and New Ventures of
                                               Diamond Shamrock from May 1988 to June 1989 and
                                               as Senior Vice President/Group Executive from
                                               that date until February 1995. Mr. Klesse served
                                               as Group Vice President -- Planning and Public
                                               Affairs of Diamond Shamrock from April 1987
                                               through May 1988.

J. Robert Mehall...................    53      Mr. Mehall is Executive Vice President of
                                               Diamond Shamrock. He served as Group Vice
                                               President -- Supply of Diamond Shamrock from
                                               April 1987 to June 1989 and as Senior Vice
                                               President/Group Executive from that date until
                                               February 1995.

A.W. O'Donnell.....................    63      Mr. O'Donnell is President/Marketing and Senior
                                               Vice President of Diamond Shamrock. He served as
                                               Group Vice President -- Marketing of Diamond
                                               Shamrock from April 1987 to June 1989 and as
                                               Senior Vice President/Group Executive of Diamond
                                               Shamrock from that date until February 1995.

                               CHANGE IN CONTROL

     Following the consummation of the Offer, Diamond Shamrock will beneficially own a controlling equity interest in the Company. Following the election of the Purchaser Designees to the Board pursuant to the terms of the Merger Agreement, Diamond Shamrock may be deemed to control the Company. Set forth below is a discussion of the source and amount of consideration to be used by Diamond Shamrock to acquire a controlling equity interest in the Company.

     The total amount of funds required by the Purchaser to acquire the entire equity interest in the Company, including the purchase of all Common Stock and Warrants pursuant to the Offer, and to pay related fees and expenses is estimated to be approximately $205 million. Diamond Shamrock intends to obtain the funds from loans to be provided by Bank of America National Trust and Savings Association ("BofA"). BofA has entered into a commitment letter with Diamond Shamrock, dated November 2, 1995 (the "Commitment"), pursuant to which BofA has committed to provide up to $340 million in borrowings under an unsecured senior credit facility (the "Credit Facility") to finance the Offer, to pay related fees and expenses and to refinance up to approximately $100 million of the Company's existing indebtedness. It is anticipated that BofA will syndicate the Credit Facility to a group of commercial banks.

     BofA's obligations under the Commitment are subject to the following conditions, among others: (i) the negotiation and execution of a definitive loan agreement and other appropriate documentation relating to the Credit Facility and (ii) there being no material adverse change in the financial condition, business, operations, properties or prospects of Diamond Shamrock, its subsidiaries and the Company, taken as a whole, since the date of the most recent audited financial statements relating to those entities provided to BofA prior to the date of the Commitment.

     The Credit Facility is a revolving term facility, the amount of which is to be reduced semi-annually by 25% of the amount of the Commitment, beginning in June 1999. Its repayment will be guaranteed by certain significant subsidiaries of Diamond Shamrock. A commitment fee is payable quarterly in arrears on unadvanced portions of the Commitment at rates ranging from 0.1% to 0.25% per annum, based on the ratings assigned to Diamond Shamrock's unsecured senior long-term debt (the "Senior Debt Rating") by Standard & Poor's Corporation and by Moody's Investors Service, Inc. Amounts advanced under the Commitment will bear interest, at Diamond Shamrock's option, (i) at a variable rate equal to the higher of BofA's reference rate or 0.5% over the rate obtainable by BofA in the Federal Funds market or (ii) at a variable rate equal to the rate offered by BofA as its London Interbank Offered Rate to major banks in the London Interbank market for one-, two-, three- or six-month dollar deposits, adjusted for the cost of reserves and rounded to the nearest 1/16th percent, plus a margin of between 0.30% and 0.75% per annum, based upon Diamond Shamrock's Senior Debt Rating.

     It is anticipated that the indebtedness incurred by Diamond Shamrock under the Credit Facility will be repaid from funds generated internally by Diamond Shamrock and its subsidiaries (including, after the Merger, if consummated, funds generated by the Company and its subsidiaries), with the proceeds of borrowings, capital markets transactions or through a combination of such sources. No final decisions have been made concerning the method Diamond Shamrock will employ to repay such indebtedness. Such decisions, when made, will be based on Diamond Shamrock's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.